February 2, 2018

VIA ELECTRONIC TRANSMISSION

Dominic Minore

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Collaborative Investment Series Trust – File Nos. 333-221072; 811-23306

Dear Mr. Minore:

On January 31, 2018, Collaborative Investment Series Trust (the "Registrant") filed Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) on behalf of its series, the Mercator International Opportunity Fund.  Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), the Registrant and Arbor Court Capital, LLC, the Registrant’s distributor, request that the Division of Investment Management accelerate the effective date of the Amendment to February 7, 2018, or the earliest practicable date thereafter.

If you have any questions concerning this filing, please contact Emily Little at (614) 469-3264.

Mercator International Opportunity Fund

Arbor Court Capital, LLC

By:

/s/Gregory H. Skidmore

By:

/s/Gregory B. Getts

Name:

Gregory H. Skidmore

Name:

Gregory B. Getts

Title:

President

Title:

President